UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 17, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

CHANGES TO THE COMPOSITION OF HARMONY’S BOARD COMMITTEES

Johannesburg. Friday, 17 December 2021. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) in compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, herewith notifies shareholders of changes to the composition of Harmony’s board committees, following the retirement of two directors by way of rotation, as announced on the Stock Exchange News Service on 7 December 2021.

Board committee changes are noted below:

•Mr John Wetton as the new chairperson of the audit and risk committee, replacing Ms Fikile De Buck who has retired as a member of the board.
•Ms Karabo Nondumo as a new member and chairperson of the social and ethics committee, replacing Dr Lushaba who has retired as a member of the board.
•Ms Karabo Nondumo has resigned as a member of the technical committee and is a new member of the nomination committee.
•Ms Given Sibiya as a new member of the social and ethics committee.

Detailed résumés of Harmony’s board members are available at https://www.harmony.co.za/who-we-are/board

Ends.

For more details contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
17 December 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date:December 17, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director